SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)1


                             MKS INSTRUMENTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   55306N104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Harley M. Smith
                              Assistant Secretary
                              Emerson Electric Co.
                           8000 W. Florissant Avenue
                              St. Louis, MO 63136
                                 (314) 553-2431
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                          (Continued on following pages)

--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would ith alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the th purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 55306N104                                           Page 1 of __ Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Emerson Electric Co.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO, WC
--------------------------------------------------------------------------------

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Missouri
--------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER

                                        3,036,611
                                    --------------------------------------------
         NUMBER OF SHARES            8  SHARED VOTING POWER
      BENEFICIALLY OWNED BY
      EACH REPORTING PERSON             23,850,931
               WITH                 --------------------------------------------
                                     9  SOLE DISPOSITIVE POWER

                                        3,036,611
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                        8,963,389
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,887,542 - See Items 4 and 5
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.0% - See Items 4 and 5
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 55306N104                                           Page 2 of __ Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Astec America, Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER

                                        -0-
         NUMBER OF SHARES           --------------------------------------------
      BENEFICIALLY OWNED BY          8  SHARED VOTING POWER
      EACH REPORTING PERSON
               WITH                     8,963,389
                                    --------------------------------------------
                                     9  SOLE DISPOSITIVE POWER

                                        -0-
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                        8,963,389
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,963,389 - See Item 5
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.0% - See Item 5
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock, no par value per share (the "Common Stock"), of MKS Instruments, Inc., a Massachusetts corporation ("MKS" or the "Issuer"). The principal executive offices of the Issuer are located at Six Shattuck Road, Andover, MA 01810.

     Item 2. Identity and Background.

     (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

     (1) Emerson Electric Co., a Missouri corporation ("Emerson"); and

     (2) Astec America, Inc., a Delaware corporation ("Astec").

     Astec is an indirect wholly-owned subsidiary of Emerson.

     (b) The address of the principal business and offices of Emerson is 8000
W. Florissant Avenue, St. Louis, MO 63136. The address of the principal business and offices of Astec is 5810 Van Allen Way, Carlsbad, California 92008.

     (c) Not applicable.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

     Item 3. Source and Amount of Funds or Other Consideration.

     Emerson and Astec received the shares of Common Stock in connection with the sale of the ENI Business (as defined in Item 4) as follows:

     o 8,963,389 shares of Common Stock were issued to Astec in exchange for all the capital stock of ENI Technology, Inc., a wholly-owned subsidiary of Astec;

     o 2,528,136 shares of Common Stock were issued to Emerson in exchange for all of the issued and outstanding capital stock of MKS Instruments (Hong Kong) Limited; and

     o 508,475 shares of Common Stock were issued to Emerson in exchange for $10.5 million paid by Emerson.

     Item 4. Purpose of Transaction.

     On January 31, 2002, MKS issued a total of 12,000,000 shares of Common Stock to Emerson and Astec (the "Stock Sale") in connection with the sale by Emerson of the business of Emerson and its subsidiaries operating as the "ENI Division" of Emerson and its subsidiaries (the "ENI Business"). The

Stock Sale was made pursuant to an Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson and MKS (the "Master Agreement", attached hereto and made a part hereof as Exhibit 2).

     The consideration was paid under the Master Agreement as follows:

     o 8,963,389 shares of Common Stock were issued to Astec in exchange for all the capital stock of ENI Technology, Inc., a wholly-owned subsidiary of Astec;

     o 2,528,136 shares of Common Stock were issued to Emerson in exchange for all of the issued and outstanding capital stock of MKS Instruments (Hong Kong) Limited;

     o 508,475 shares of Common Stock were issued to Emerson in exchange for $10.5 million;

     o $9 million was paid by a subsidiary of MKS to ENI Japan Limited ("ENI Japan") in exchange for certain assets of ENI Japan which were used in the ENI Business; and

     o $1.5 million was paid by a subsidiary of MKS to Astec Germany GmbH in exchange for certain assets of Astec Germany GmbH which were used in the ENI Business.

     As an inducement for Emerson to enter into the Master Agreement, on October 30, 2001, John R. Bertucci, his wife, the trustees of trusts for the benefit of Mr. and Mrs. Bertucci, and their immediate family, who beneficially own an aggregate of 14,887,542 shares of Common Stock, excluding vested options, or 39.51% of the outstanding shares of Common Stock, on October 31, 2001, entered into a Voting Agreement with Emerson (the "Voting Agreement", attached hereto and made a part hereof as Exhibit 4). On December 14, 2001, Robinson Hill L.P. became a party to the Voting Agreement as a result of a transfer by Mrs. Bertucci of 500,000 shares of Common Stock pursuant to a Joinder Agreement to the Voting Agreement dated as of December 14, 2001 (the "Joinder Agreement", attached hereto and made a part hereof as Exhibit 5). Mr. and Mrs. Bertucci, Robinson Hill L.P., and the relevant trusts shall hereafter be referred to collectively as the "Stockholders". The scope of the Voting Agreement is limited to the agreement of the Stockholders to vote (i) in favor of the issuance of Common Stock to Emerson or its designees pursuant to the Master Agreement; and (ii) in relation to board representation matters (described below). The Voting Agreement does not limit or prohibit the Stockholders from acquiring additional shares of Common Stock or disposing of shares of Common Stock, and does not require them to vote in any way on any matter except as set forth above.

     MKS and Emerson also entered into a Shareholder Agreement dated as of January 31, 2002 (the "Shareholder Agreement", attached hereto and made a part hereof as Exhibit 3) on the terms and conditions set forth below.

     Board Representation. Under the terms of the Shareholder Agreement, Emerson has the right to nominate one person to serve as a member of the MKS board of directors effective as of January 31, 2002. The MKS board of directors has agreed to nominate Mr. James G. Berges, or other designee nominated by Emerson and reasonably acceptable to MKS, for election to the board at all meetings of stockholders at which MKS stockholders will vote on the election of directors following the closing of the acquisition. MKS' obligation to nominate Mr. Berges, or other designee nominated by Emerson, will terminate when Emerson and its subsidiaries cease to beneficially own at least 12.5% of the outstanding shares of Common Stock for 30 consecutive days. Under the terms of the Voting Agreement, the Stockholders have agreed to vote their shares of Common Stock in favor of the election of, or against the removal of, any person nominated by Emerson to serve as a member of the MKS board of directors for as long as Emerson is entitled to designate an individual to serve on the MKS board of directors under the terms of the Shareholder Agreement, as described above.

     Emerson nominated Mr. Berges to serve as a director of MKS, and Mr. Berges has been appointed as a director of MKS effective from January 31, 2002, with a term which expires at the annual meeting of MKS stockholders to be held in 2004.

     Lock Up Agreement. The Shareholder Agreement provides that for a period of one year after January 31, 2002, Emerson and each of its subsidiaries has agreed not to, directly or indirectly, sell, transfer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, transfer the economic risk of ownership or otherwise dispose of any shares of Common Stock, unless MKS during such one year period makes a public announcement of, or effects a transaction which would result in the issuance or sale of shares of Common Stock that would possibly result in reducing Emerson's ownership to less than 20% of the outstanding shares of Common Stock. In such an event, the lockup period set forth above would end on the later of (i) July 31, 2002 or (ii) earlier of the public announcement or the closing of such dilutive transaction.

     Standstill Agreement. Pursuant to the Shareholder Agreement, for a period of three years after January 31, 2002, Emerson and its subsidiaries shall not, and shall not assist anyone else to:

     o acquire or take any action to acquire any additional shares of Common Stock or property of MKS (other than property acquired in the ordinary course of business), except for shares or property acquired due to a merger, consolidation or similar transaction involving MKS or a stock split, or other similar adjustment affecting the shares of Common Stock or upon the prior approval of a majority of the board of directors, excluding any director nominated by Emerson;

     o solicit a proxy or become a participant in a proxy solicitation in opposition to any matter which has been recommended by a majority of the members of the board of directors or propose or otherwise solicit stockholders of MKS for approval of any stockholder proposals, or otherwise seek to influence the management of MKS; or

     o    take any action to seek control of MKS.

     Restrictions on Resale. The Shareholder Agreement provides that Emerson shall not, and shall not permit its subsidiaries to, transfer any of the shares of Common Stock received pursuant to the Master Agreement to any person or entity that competes in any of the same principal markets as MKS or any person or entity (other than "Institutional Shareholders", as defined in the Shareholder Agreement) which Emerson knows that, as a result of such transaction, would own more than 5% of the then outstanding shares of Common Stock. These restrictions do not apply to any block trade crossed through the Nasdaq National Market unless the broker or market-maker effecting such sale has actual knowledge that as a result of such sale the eventual buyer would own 5% of the outstanding Common Stock.

     None of the foregoing restrictions on the transfer or disposition of shares of Common Stock by Emerson shall apply to:

     o    any transfer to Emerson or its subsidiaries; or

     o any transfer under a tender or exchange offer made by MKS or recommended by the MKS board of directors to its stockholders.

     Registration Rights. Under the Shareholder Agreement, Emerson is entitled to require MKS to register the shares of Common Stock issued in connection with the Master Agreement under the Securities Act of 1933 (the "Securities Act"). Under the Shareholder Agreement, Emerson may, on up to three occasions, require MKS to register its shares of Common Stock for resale under the Securities Act in an underwritten offering (a "Demand Registration"). Emerson shall not make more than one request for a Demand Registration in any twelve month period. MKS will not, subject to certain exceptions, be required to register more than four million shares of Common Stock prior to the date which is one year after the expiration of the lock-up period, eight million shares of Common Stock prior to the date which is two years after the expiration of the lock-up period, and twelve million shares of Common Stock prior to the time which is three years after the expiration of the lock-up period.

     In addition, under the Shareholder Agreement, if MKS proposes to register any of its Common Stock under the Securities Act, either for its account or for the account of other security holders, Emerson is entitled to notice of the registration and to include its, and its subsidiaries, shares of Common Stock in the registration (a "Piggyback Registration"). The registration rights held by Emerson are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and MKS' right not to effect a requested registration if it has a bona fide intention to file a registration statement for an underwritten public offering within 60 days of receiving a registration request.

     In connection with any Demand Registration or Piggyback Registration, MKS is responsible for paying all of the expenses of any such registration, except that any underwriters fees, discounts or commissions or out-of-pocket expenses relating to the sale of Emerson's or its subsidiaries' shares of Common Stock shall be borne by Emerson.

     The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price of the Issuer's securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, subject to the limitations of the Shareholder Agreement. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

     Except as set forth in this Statement and in connection with the transactions described above, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 26,887,542 shares of Common Stock, or approximately 54.0% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Astec may be deemed to beneficially own 8,963,389 shares of Common Stock, or approximately 18.0% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement, Voting Agreement or otherwise) and the Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of the knowledge of each Reporting Person, any persons named in Schedule A or Schedule B hereto, owns beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 3,036,611 shares of Common Stock held by it directly and the shared power to direct the disposition of and vote of the 8,963,389 shares of Common Stock held by Astec.

     By virtue of the Voting Agreement, the details of which are set forth under Item 4 of this Statement, Emerson may be deemed to have the shared power to vote or direct the vote of the 14,887,542 shares of Common Stock held by the Stockholders for the limited purposes described in Item 4 of this Statement.

     Astec has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 8,963,389 shares of Common Stock held by it.

     (c) None of the Reporting Persons or any of the persons set forth in Schedule A or Schedule B has effected any transaction in the shares of Common Stock during the past 60 days.

     (d) Emerson and Astec each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See response to Item 4.

     A copy of the Agreement and Plan of Merger, Voting Agreement and Shareholder Agreement are attached hereto as Exhibits 2, 3 and 4 respectively and are incorporated herein by reference.

     Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1:  Joint Filing Agreement

     Exhibit 2: Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.

     Exhibit 3: Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.

     Exhibit 4: Voting Agreement dated as of October 30, 2001 between Emerson Electric Co. and John R. Bertucci, Claire R. Bertucci and certain other parties set forth in Schedule 1 to such Voting Agreement.

     Exhibit 5: Joinder Agreement to the Voting Agreement dated as of December 14, 2001 by Robinson Hill L.P.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 7, 2002


                                        EMERSON ELECTRIC CO.


                                        By: /s/ Harley M. Smith
                                            ------------------------------------
                                            Name:  Harley M. Smith
                                            Title: Assistant Secretary


                                        ASTEC AMERICA, INC.


                                        By: /s/ David C. Moon
                                            ------------------------------------
                                            Name:  David C. Moon
                                            Title: Vice President

                                                                                                    SCHEDULE A

                                        Executive Officers and Directors
                                                       of
                                        Emerson Electric Co. ("Emerson")

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director's or officer's business address is 8000 W.
Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                                   Directors
--------------------------------------------------------------------------------------------------------------
                                                          Present Principal Occupation
Name and Business Address                                 Including Name of Employer
--------------------------------------------------------------------------------------------------------------

J.G. Berges                                               President of Emerson

L.L. Browning, Jr.                                        Retired

A.A. Busch III                                            Chairman of the Board and President of Anheuser-
Anheuser-Busch Companies, Inc.                            Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

D.N. Farr                                                 Chief Executive Officer of Emerson

D.C. Farrell                                              Chairman and Chief Executive Officer of The May
                                                          Department Stores Company

C. Fernandez G.                                           Vice Chairman of the Board and Chief Executive
Grupo Modelo, S.A. de C.V.                                Officer of Grupo Modelo, S.A. de C.V.
Campos Eliseos No. 400, Piso 18
Lomas de Chapultepec
11000 Mexico, D.F.
Citizenship: Mexico

W.J. Galvin                                               Executive Vice President and Chief Financial Officer
                                                          of Emerson

A.F. Golden                                               Partner of Davis Polk & Wardwell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

R.B. Horton                                               Retired
Stoke Abbas
South Stoke
Oxfordshire RG8 OJT
Citizenship: United Kingdom

C.F. Knight                                               Chairman of the Board of Emerson





--------------------------------------------------------------------------------------------------------------
                                                          Present Principal Occupation
Name and Business Address                                 Including Name of Employer
--------------------------------------------------------------------------------------------------------------

G.A. Lodge                                                President of InnoCal Management, Inc.
InnoCal Management, Inc.
Park 80 West/Plaza One
Saddle Brook, NJ 07662

V.R. Loucks, Jr.                                          Retired
1101 Skokie Blvd.
Suite 240
North Brook, IL 60062

R.B. Loynd                                                Chairman of the Executive Committee, Furniture
Furniture Brands International, Inc.                      Brands International, Inc.
505 Morris Avenue
Springfield, NJ 07081

C.A. Peters                                               Senior Executive Vice President of Emerson

J.W. Prueher                                              Retired
4007 Atlantic Avenue
Virginia Beach, VA 23451

R.L. Ridgway                                              Retired

W.M. Van Cleve                                            Senior Counsel, Bryan Cave L.L.P.
Bryan Cave L.L.P.
1 Metropolitan Square, Ste. 3600
211 North Broadway
St. Louis, MO 63102-2750

E.E. Whitacre, Jr.                                        Chairman and Chief Executive Officer of SBC
SBC Communications, Inc.                                  Communications Inc.
175 E. Houston, Ste. 1300
San Antonio, TX 78205


                                Executive Officers (who are not also Directors)
--------------------------------------------------------------------------------------------------------------

W. Wayne Withers                                          Senior Vice President, Secretary and General
                                                          Counsel of Emerson

E.L. Monser                                               Chief Operating Officer of Emerson




                                                                                                    SCHEDULE B


                                        Executive Officers and Directors
                                                       of
                                              Astec America, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Astec America are set forth below. If no business address is given, the director's or officer's business address is 5810 Van Allen
Way, Carlsbad, California 92008. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                                                   Directors

--------------------------------------------------------------------------------------------------------------
                                                          Present Principal Occupation
Name and Business Address                                 Including Name of Employer
--------------------------------------------------------------------------------------------------------------
J.L. Geldmacher                                           President of Astec America

W. Hartleb                                                Director Receivables Management, Astec America

M.D. Smith                                                Chief Operating Officer of Astec International
Astec International Holdings                              Holdings Limited
10th Floor, La Plaza
2 Wing Yip Street
Kulun Tons
Hong Kong


                                Executive Officers (who are not also Directors)
--------------------------------------------------------------------------------------------------------------

Not applicable